EXHIBIT 99.1

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWSWIRE SERVICES (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW).

NewsRelease

TC Energy

TC Energy announces cash tender offers for certain Canadian-dollar denominated debt securities

CALGARY, Alberta – **Oct. 1, 2024** – News Release – TC Energy Corporation (TSX, NYSE: TRP) ("TC Energy") today announced that TransCanada PipeLines Limited (the "Company"), a wholly-owned subsidiary of TC Energy, has commenced separate offers (the "Offers") to purchase for cash up to C$350,000,000 (the "Maximum Purchase Amount") in aggregate purchase price, excluding accrued and unpaid interest, of its outstanding notes of the two series listed in the table below (collectively, the "Notes"), which Maximum Purchase Amount may be increased, decreased or waived by the Company in its sole discretion.

Previously today, TC Energy also announced the completion of the spinoff of its Liquids Pipelines business into South Bow Corporation, a separate publicly traded company.

The Offers

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2024 relating to the Notes (the "Offer to Purchase"). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The amount of Notes purchased in the Offers and the allocation of such amount between the two series listed below will be determined by the Company, in its sole discretion. The Offers may be subject to proration as described in the Offer to Purchase.

Title of Notes[(1)]	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos. [(1)]	Reference Security[(2)]	Bloomberg Reference Page[(2)]	Fixed Spread (Basis Points)[(2)]
4.180% Senior Notes due 2048	C$1,100	89353ZCC0 / CA89353ZCC01	CAN 2 ¾ 12/01/55	FIT CAN0-50	160
3.390% Senior Notes due 2028	C$500	89353ZCA4 / CA89353ZCA45	CAN 3 ½ 03/01/28	FIT CAN0-50	60

(1) No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2) The total consideration for each series of Notes (such consideration, the "Total Consideration") payable per each C$1,000 principal amount of such series of Notes validly tendered for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 10:00 a.m. (Toronto time) on October 9, 2024, unless extended by the Company with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended by the Company with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration. Terms of the Offers The Offers will expire at 5:00 p.m. (Toronto time) on October 8, 2024, unless extended or earlier terminated by the Company (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Toronto time) on October 8, 2024 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), unless extended by the Company with respect to any Offer. Settlement for all Notes tendered prior to the Expiration Date will be four business days after the Expiration Date, which is expected to be October 15, 2024, unless extended by the Company with respect to any Offer (the “Settlement Date”). Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each C$1,000 principal amount of such Notes in cash on the Settlement Date. Promptly after 10:00 a.m. (Toronto time) on October 9, 2024, the Price Determination Date, unless extended by the Company with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Notes validly tendered and accepted. In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase by the Company will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by CDS Clearing and Depository Services Inc. (“CDS”) or its participants. Any Notes validly tendered pursuant to the Offers but not accepted for purchase by the Company will be returned promptly to the tendering Holders thereof. The Company may increase or waive the Maximum Purchase Amount with or without extending the Withdrawal Date. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Notes. The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase). The Company has retained Deutsche Bank Securities Inc. (“Deutsche Bank”), J.P. Morgan Securities Canada Inc. (“JPM”), Morgan Stanley Canada Limited (“MS”) and RBC Dominion Securities Inc. (“RBC”) to act as the dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to JPM at 1.403.532.2126, MS at 1.416.943.8400 or RBC at 1.877.381.2099 (toll-free) or 1.416.842.6311 (collect). Deutsche Bank is not registered as a dealer in any Canadian jurisdiction and, accordingly, neither it nor any of its affiliates will, directly or indirectly, advertise, solicit, facilitate, negotiate, effect or take any other act in furtherance of any purchase or tender of Notes in connection with the Offers and any such solicitation, advertisement or other act with respect to the Offers will be conducted by JPM, MS and RBC. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. TSX Trust Company will act as the Tender Agent for the Offers. If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in CDS will be released. Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and CDS for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase. Offer and Distribution Restrictions The Offers are being made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, TC Energy, the Company or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States. In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TC Energy, the Company or any of their subsidiaries. Forward-Looking Statements This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Date thereof; and the satisfaction or waiver of certain conditions of the Offers. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TC Energy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in TC Energy’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, TC Energy undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise. About TC Energy TC Energy is a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbors, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522